

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





05002511

January 21, 2005

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1-21-2005

Re: The Dow Chemical Company
Incoming letter dated January 4, 2005

Dear Mr. Mueller:

This is in response to your letters dated January 4, 2005 and January 12, 2005 concerning the shareholder proposal submitted to Dow Chemical by Vivian Pyle. We also have received a letter on the proponent's behalf dated January 19, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


JAN 2 5 2005

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Susan L. Hall
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510

936498

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

January 4, 2005

Direct Dial | Client No.

Fax No.
(202) 955-8671 | 22013-00029

(202) 530-9569

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *The Dow Chemical Company; Stockholder Proposal of Vivian Pyle*
Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, The Dow Chemical Company (the "Company"), to omit from its proxy statement and form of proxy for its 2005 Annual Meeting of Stockholders (collectively, the "2005 Proxy Materials") a stockholder proposal (the "Proposal") submitted by Vivian Pyle (the "Proponent"). The Proposal requests the Company to take three enumerated actions with respect to non-animal based tests. The Proposal and related correspondence are attached hereto as Exhibit A.

On behalf of our client, we hereby notify the staff of the Division of Corporation Finance (the "Staff") of the Company's intention to exclude the Proposal from its 2005 Proxy Materials, and we respectfully request that the Staff concur in our view that the Proposal is excludable pursuant to Rule 14a-8(i)(7), because the Proposal deals with matters relating to the Company's ordinary business operations, and pursuant to Rule 14a-8(i)(3), because the Proposal is vague and indefinite. Alternatively, if the Staff finds that the Proposal should not be excluded on either of these bases, the Company requests the Staff's concurrence that the identity of the Proponent may be stricken from the Proposal pursuant to Rule 14a-8(l)(1).

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing it of the Company's intention to omit the Proposal from its 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before the Company files its definitive 2005 Proxy Materials with the Commission. On behalf of the Company, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to us only.

ANALYSIS AND BASES FOR EXCLUSION

I. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because the Proposal Deals with Matters Related to the Company's Ordinary Business Operations.

Under well-established precedent, we believe that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. In Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration is the subject matter of the proposal; the Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the degree to which the proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). Such micromanagement may occur where a proposal "seeks to impose specific ... methods for implementing complex policies." *Id.*

A. The Proposal Involves Ordinary Business Operations Because It Seeks to Direct the Company to Take Specific Actions Relating to Regulatory Processes Involving the Company's Products.

The Proposal requests the Company to take specific actions relating to regulatory processes involving the Company's products and operations, and therefore the Proposal deals with matters relating to the Company's ordinary business operations and is excludable pursuant to Rule 14a-8(i)(7). Specifically, the Proposal reads: "NOW THEREFORE BE IT RESOLVED, that the shareholders request that the Board: ... (3) Petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods, those approved non-animal methods described above along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries." The Supporting Statement reiterates that this is a central thrust and focus of the Proposal. Specifically, the first two sentences of the Supporting

Statement state, "This Resolution is designed to harmonize the interests of sound science with the elimination of animal-based test methods where non-animal methodologies exist. It seeks to encourage the relevant regulatory agencies to join their peers in accepting validated *in vitro* and other non-animal test methods."

The Staff consistently has concurred that proposals seeking to involve a company in regulatory and legislative processes relevant to an aspect of the company's products or operations may be excluded under Rule 14a-8(i)(7). For example, in *Niagara Mohawk Holdings, Inc.* (avail. Mar. 5, 2001), the Staff permitted exclusion of a proposal requesting that the company prepare a report on pension-related issues being considered in federal regulatory and legislative proceedings. The Staff found that the proposal was excludable as a matter related to the company's "ordinary business operations (*i.e.,* evaluating the impact of legislative and regulatory actions...)." Additionally, in *Int'l Business Machines Corp.* (avail. Mar. 2, 2000), a no-action letter that the Staff designated as "significant," the Staff concurred with exclusion of a proposal requesting the company to prepare a report regarding issues under review by federal regulators and legislative proposals relating to cash balance plan conversions. In concurring that the proposal was excludable, the Staff stated, "We note that the proposal appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations." *See also Electronic Data Systems Corp.* (avail. Mar. 24, 2000) (similar proposal requiring a study of regulatory and legislative issues also held to be excludable pursuant to 14a-8(i)(7)). Likewise, in *Pacific Enterprises* (avail. Feb. 12, 1996), the Staff concurred that a proposal addressed to a California utility asking that it dedicate the resources of its regulatory, legislative and legal departments to ending California utility deregulation was excludable because it was directed at involving the company in the political or legislative process relating to an aspect of the company's operations. And in *Int'l Business Machines Corp.* (avail. Jan. 21, 2002), the Staff concurred that a proposal that required the company to join with other corporations in support of a national health insurance system could be excluded because the proposal appeared directed at involving the company in the "political or legislative process relating to an aspect of the company's operations." As with the proposals discussed above, the Proposal explicitly requests the Company to "petition the relevant regulatory agencies" with respect to an aspect of the Company's products and business operations.

The Staff's positions in these prior no-action letters are distinguishable from the Staff's positions with respect to proposals dealing generically with lobbying activities that do not relate to a company's products, services or operations. For example, in *Philip Morris Companies Inc.* (avail. Jan. 3, 1996), the Staff concurred that the company could exclude a proposal requesting that the company refrain from all legislative efforts to preempt local laws concerning the sale and distribution of tobacco products. In concurring that the *Philip Morris* proposal was excludable under the predecessor of Rule 14a-8(i)(7), the Staff stated that the proposal "appears to be directed toward the Company's lobbying activities regarding its products." In contrast, proposals dealing generically with lobbying activities and that do not relate to a company's products, services or operations are considered to relate to general political activities that are not excludable as "ordinary business." For example, in *General Electric Co.* (avail. Feb. 22, 2000), the proposal required the company to publish a report regarding its policies and the use of stockholder funds for political purposes. The Staff concluded that the proposal was not excludable because the proposal was directed at the company's "general political activities," as opposed to the company's products, services or operations.

This Proposal is similar to the proposal in *Philip Morris*, and unlike the proposal addressed in *General Electric Co.*, because the Proposal specifically relates to the regulatory process applicable to the Company's products and business operations. The Proposal requires that the Company "petition the relevant regulatory agencies requiring safety testing for the Company's products" (*emphasis supplied*). Therefore, the language of the Proposal itself demonstrates that it relates to an aspect of the Company's products. Consistent with the Staff's prior interpretations of similar proposals, because the Proposal specifically requests the Company to take actions involving the Company in regulatory processes applicable to an aspect of the company's products, the Proposal falls within the Company's "ordinary business operations" and may therefore be excluded under Rule 14a-8(i)(7).

We likewise believe that this Proposal is distinguishable from proposals that address only the issue of whether a company should change its practices regarding animal testing. The Staff has been of the view that proposals addressing only whether a company should alter its own animal testing standards implicate a significant social policy issue. *E.g., The Gillette Co.* (avail. Jan. 4, 1996) (proposal requesting that the company provide a report on its efforts to eliminate all animal testing by a specified date not excludable under predecessor to Rule 14a-8(i)(7)). Here, the Proposal addresses animal testing, but the thrust and focus of the third prong of the "Resolved" clause in the Proposal relates specifically to lobbying activity. Again, the *Philip Morris* letter provides direct precedent. There, the Staff concurred that the predecessor of Rule 14a-8(i)(7) permitted Philip Morris to exclude a proposal that the Staff stated "appeared to be directed toward Philip Morris' lobbying activities" with respect to tobacco products it manufactured, even though other proposals relating to whether Philip Morris should continue to engage in the tobacco business were determined to raise significant social policy issues.[1] As in the 1996 *Philip Morris* letter discussed above, here the Proposal is properly excludable because it relates to regulatory processes with respect to the Company's operations and products. *See also E.I. du Pont de Nemours and Co.* (avail. Mar. 8, 1991) (finding a basis for exclusion where the proposal dealt with timing, research and marketing decisions relating to phasing out CFC and halon production).

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[1] *See, e.g., Philip Morris Companies, Inc.* (avail. Feb. 22, 1990) *reconfirmed on appeal to the Commission* (avail. Mar. 14. 1990).

In addition to the precedent cited above supporting exclusion of the Proposal, a comparison of the Proposal with the considerations underlying Rule 14a-8(i)(7), as set out in the 1998 Release, clearly shows that the third prong of the Proposal implicates the Company's "ordinary business." First, because the Company is subject to regulation by a multitude of international, federal and state regulatory agencies, it devotes significant resources to monitoring day-to-day compliance with existing regulations, reviewing proposed regulations and participating in ongoing regulatory and legislative processes on the national, international and local levels. For example, as stated on the Company's website, the Company both is seeking to develop alternative tests acceptable to regulatory agencies, and following a self-imposed regimen that enables it to maintain accreditation by the Association for Assessment and Accreditation of Laboratory Animal Care. http://www.dow.com/publicreport/2001/stewardship/chem_mng.htm These compliance actions are essential in order to ensure that the Company takes appropriate action with respect to existing regulations and is prepared for and manages appropriately any possible future regulations. Yet the third prong of the Proposal seeks to intervene in these fundamental, day-to-day operations that "as a practical matter, [cannot] be subject to direct shareholder oversight." *1998 Release.*

The second consideration underlying the ordinary business exclusion – the degree to which the Proposal attempts to "micro-manage" the Company – also shows that the Proposal should be excludable. Specifically, by seeking to involve the Company in the regulatory process to gain acceptance of these methodologies and standards, the Proposal clearly relates to a complex matter "upon which shareholders as a group would not be in a position to make an informed judgment." *1998 Release* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). This is because the methodologies and standards that the Proposal would require the Company to advocate delve deeply into technical concepts such as (i) the differences between "animal-based methods" and "non-animal based methods," (ii) particular medical and scientific standards for evaluating phototoxicity, pyrogenicity and skin corrosion and (iii) the "non-animal methods" currently used and accepted by the OECD.

Therefore, under the standards set forth in the 1998 Release and the well-established precedent set forth above, we believe that the Proposal is excludable under Rule 14a-8(i)(7).

B. The Proposal Is Excludable in Its Entirety Because One Part of It Relates to Ordinary Business Operations.

Even though only one of the three prongs of the "Resolved" clause implicates the Company's "ordinary business operations," the Staff has consistently concurred that stockholder proposals may be excluded if a portion of a proposal relates to the company's "ordinary business operations." For example, in *Intel Corp.* (avail. Jan. 23, 2003), the proponent submitted a proposal requiring the company to take four different actions, one of which required the company to make a contribution to a particular entity. The Staff concurred that the requirement to make a charitable contribution implicated "ordinary business" and permitted exclusion of the entire proposal pursuant to Rule 14a-8(i)(7). *See also Johnson & Johnson* (avail. Jan. 15, 2003) and *General Electric Co.* (avail. Jan. 15, 2003) (identical proposals to Intel Corp.'s also excluded by the Staff pursuant to 14a-8(i)(7)). In addition, in *E*Trade Group, Inc.* (avail. Oct. 31, 2000), the Staff concurred that the company could omit a proposal where only two out of the four matters set forth in the proposal involved the company's ordinary business operations. There, the Staff noted "although the proposal appear[ed] to address matters outside the scope of ordinary business, subparts 'c.' and 'd.' relate[d] to E*TRADE's ordinary business operations." Furthermore, the Staff has not permitted revisions to proposals that are excludable under the ordinary business exclusion. *See College Retirement Equities Fund* (avail. May 3, 2004). Thus, because one aspect of the Proposal, if implemented, thereby would involve the Company in the regulatory and legislative process relating to aspects of the Company's products, services or operations, the Proposal is excludable in its entirety from the Company's 2005 Proxy Materials pursuant to Rule 14a-8(i)(7).

II. The Proposal Is Vague and Indefinite and Thus May Be Excluded under Rule 14a-8(i)(3)

Rule 14a-8(i)(3) allows the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials. The Staff consistently has taken the position that vague and indefinite stockholder proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004), *Philadelphia Electric Co.* (avail. July 30, 1992). *See also Proctor & Gamble Co.* (avail. Oct. 25, 2002).[2] We believe that the Proposal is so vague and indefinite that it violates the Rule 14a-9 prohibition on materially false and misleading statements.

As discussed below, the Proposal is vague and misleading in a number of respects, thereby rendering the Proposal excludable under Rule 14a-8(i)(3).

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[2] In Staff Legal Bulletin No. 14B, the Staff stated that certain other types of deficiencies in proposals should not be addressed through Rule 14a-8(i)(3), and accordingly we are not seeking to raise challenges of the type addressed in part B.4. of the Bulletin. However, Staff Legal Bulletin No. 14B recognized that a proposal can be challenged under Rule 14a-8(i)(3) to be excluded in its entirety if the language of the proposal or the supporting statement render the proposal vague and indefinite.

A. The Proposal is Excludable under Rule 14a-8(i)(3) Because It Fails to Disclose That Implementation Would Require Significant Company Actions.

The Proposal is vague and misleading in contravention of Rule 14a-8(i)(3) because it does not disclose that its implementation would require the Company to cease to seek permission to market products in the United States and other countries that do not accept the non-animal testing methods advocated in the Proposal. The Staff previously has concurred that a proposal may be excluded under Rule 14a-8(i)(3) when it requires significant actions on the part of the company that are not disclosed in the proposal. For example, in *Duke Energy Corp.* (avail. Feb. 8, 2002), a proposal requested that Duke Energy adopt a policy to transition to a nominating committee composed entirely of independent directors. In concurring that Duke Energy could exclude the proposal under Rule 14a-8(i)(3) as vague and indefinite, the Staff stated, "In this regard, we note that the proposal calls for the creation of a nominating committee but does not adequately disclose this in the proposal and supporting statement."

Here, the first prong of the "Resolved" clause would have the Company "commit specifically to using only non-animal methods" for five different types of tests. The first "Whereas" clause of the Proposal acknowledges that many animal-based tests are "government-mandated" and the Supporting Statement later states that the implementation of the Proposal "will not ... violate applicable statutes or regulations," but these vague statements do not clearly disclose the material fact that implementation of the first prong of the Proposal would cause the Company to fail to satisfy the referenced government-mandated standards, and therefore would prevent the Company from selling or introducing products where animal testing is necessary to comply with government-mandated safety regulations. As a result, stockholders voting on the Proposal would not realize this significant and fundamental consequence that implementation of the Proposal would have on the Company.[3]

B. The Proposal is Excludable under Rule 14a-8(i)(3) Because It Contains Vague and Ambiguous References to Testing Methods.

The Proposal is excludable under Rule 14a-8(i)(3) because it contains numerous vague and ambiguous references to non-animal testing methods, such that it would be unclear to stockholders considering the Proposal, and to the Company in seeking to implement the Proposal, which non-animal testing methods are endorsed by the Proposal. Specifically, the third

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[3] This is not simply the case of a supporting statement that has one of the four deficiencies identified in part B.4. of Staff Legal Bulletin No. 14B, but instead is an omission that renders a fundamental aspect of the Proposal misleading because it requires significant action that is not disclosed in the Proposal or Supporting Statement.

prong of the "Resolved" clause would have the Company petition regulators "to accept ... those approved non-animal methods described above along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries." (*emphasis added*) However, the Proposal does not "describe above" the non-animal methods to which it refers. Instead, the Proposal only states in a Whereas clause that "non-animal methods have been scientifically validated and/or accepted as total replacements for the following five toxicity endpoints." The clause continues by describing the purposes for which various tests are used, but does not identify any specific non-animal test methods.[4] Nor does the Proposal identify what "approved" non-animal methods it is referring to, or even who has "approved" of them. The Proposal gives no guidance on whether it is referring to non-animal test methods that have been approved by certain regulators or whether it is referring to unspecified methods that have in some laboratory somewhere in the world been "scientifically validated and/or accepted." Under either interpretation, neither stockholders voting on the Proposal nor the Company in seeking to implement it would know which non-animal testing methods are the subject of the third prong of the resolution in the Proposal.

The other clause in the resolution – referring to "those approved non-animal methods described above, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries" (*emphasis added*) – also does not clarify for either stockholders or the Company which testing methods would be acceptable under the Proposal, since it is not clear whether the reference to "any others" refers to other "non-animal methods described above" or to any test methods that have been used or accepted by other countries. For example, the aim of the European Center for the Validation of Alternative Methods ("EVCAM"), which is referred to in the Supporting Statement as having validated some non-animal test methods, is to contribute "to the replacement, reduction and refinement of laboratory animal precedures [sic]," http://ecvam.jrc.cec.eu.int/index.htm, and thus it has endorsed certain animal-based test methods that reduce but do not eliminate animal testing.[5] Because EVCAM is specifically mentioned in

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[4] Although the Supporting Statement identifies two specific non-animal test methods that have been "validated" through the European Centre for the Validation of Alternative Methods, these are described below the "Resolved" clause and thus are not encompassed by the reference in the "Resolved" clause to methods "described above." In addition, the two methods identified in the Supporting Statement address only two of the five types of test endpoints that the Proposal encompasses, and thus do not provide a basis for determining what types of non-animal test methods are envisioned by the Proposal.

[5] For example, as shown in Exhibit B to this letter, the ECVAM has endorsed the "Local Lymph Node Assay" as the preferred method for testing skin sensitivity to chemicals,

[Footnote continued on next page]

the Supporting Statement of the Proposal, neither stockholders nor the Company would know whether every testing method validated by EVCAM would qualify as being among the "others" that are covered by the Proposal.

The Staff consistently has concurred that a proposal may be excluded as impermissibly vague and indefinite when it has only general or uninformative references to a complex or multifaceted set of standards or criteria that would be applied under the proposal. For example, in *Kroger Co.* (avail. Mar. 19, 2004), the Staff concurred with the exclusion of a proposal requesting that the company prepare a sustainability report based on the Global Reporting Initiative's sustainability reporting guidelines. The company argued that the proposal's "extremely brief and basic description of the voluminous and highly complex Guidelines" could not adequately inform stockholders of what they would be voting on and the company on what actions would be needed to implement the proposal. *See also Safescript Pharmacies, Inc.*, (avail. Feb. 27, 2004) (Staff concurred with the exclusion under Rule 14a-8(i)(3) of a proposal requesting that the company expense all stock options in accordance with FASB guidelines, where FASB standards allowed for two different methods in expensing options, and, as such, neither shareowners nor the company could determine which method the proposal sought to use); *Terex Corp.* (avail. Mar. 01, 2004) (same); *Johnson & Johnson* (avail. Feb. 7, 2003) (proposal requesting a report relating to the company's progress concerning "the Glass Ceiling Commission's business recommendations" excluded as vague and indefinite); *Alcoa Inc.* (avail. Dec. 24, 2002) (proposal calling for the implementation of "human rights standards" and a program to monitor compliance with these standards excluded as vague and indefinite).

Here, the Proposal clearly contemplates that only certain non-animal test methods would be the subject of the third prong of the resolution, but because the Proposal does not provide either stockholders or the Company a clear understanding of what those methods are, the Proposal can be excluded in its entirety under Rule 14a-8(i)(3) as vague and misleading.

III. The Company May Elect to Exclude the Name of the Proponent Pursuant to Rule 14a-8(l)(1).

Rule 14a-(8)(l)(1) permits a company to exclude a proponent's name, address and number of voting securities held so long as the company includes a statement that the company will promptly provide such information to stockholders upon receiving an oral or written request. The Proponent has included its name in the first sentence of the Proposal. Staff Legal Bulletin

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[Footnote continued from previous page]

because the method "uses fewer animals and causes less pain and distress than the conventional guinea-pig methods."

No. 14 (CF) (July 13, 2001) section D.3. makes clear that the name of the Proponent, even if included in the Proposal or supporting statement, may be omitted. Therefore, the Company intends to omit the Proposal's first sentence, which contains the name of the Proponent. We request the Staff's concurrence that such language may be stricken from the Proposal.

CONCLUSION

Based on the foregoing, we hereby respectfully request that the Staff of the Commission concur that it will take no action if the Company excludes the Proposal from its 2005 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please do not hesitate to call me at (202) 955-8671, or the Company's Corporate Secretary, Tina S. Van Dam at (989) 636-2663, if we can be of any further assistance in this matter.

Very truly yours,



Ronald O. Mueller

ROM/shw
Enclosures

cc: Tina S. Van Dam, The Dow Chemical Company
Vivian Pyle

70302664_5.DOC

DOW CHEMICAL COMPANY SHAREHOLDERS' RESOLUTION

This Proposal is submitted by Vivian Pyle.

WHEREAS, statistics published by research oversight bodies in North America and Europe document that the vast majority of painful and distressing animal experiments are conducted to satisfy outdated, government-mandated testing requirements[1] and that such testing is on the rise;[2] and

WHEREAS, nearly 60% of animals used in regulatory testing suffer pain ranging from moderate to severe, all the way to pain near, at, or above the pain tolerance threshold,[3] generally without any pain relief; and

WHEREAS, non-animal test methods are generally less expensive,[4] more rapid, and always more humane, than animal-based tests; and

WHEREAS, unlike animal tests, non-animal methods have been scientifically validated and/or accepted as total replacements for the following five toxicity endpoints: skin corrosion (irreversible tissue damage), skin irritation (milder and reversible damage), skin absorption (the rate of chemical penetration), phototoxicity (an inflammatory reaction caused by the interaction of a chemical with sunlight), and pyrogencity (a fever-like reaction that can occur when certain intravenous drugs interact with the immune system);

NOW THEREFORE BE IT RESOLVED, that the shareholders request that the Board:

1. Commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity.

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[1] CCAC Animal Use Survey – 2001: http://www.ccac.ca/english/FACTS/Facframeaus2001.htm

[2] Statistics of Scientific Procedures on Living Animals – Great Britain – 2002. http://www.official-documents.co.uk/document/cm58/5886/5886.htm

[3] CCAC Animal Use Survey – 2001

[4] Derelanko MJ and Hollinger MA (Eds.). (2002). *Handbook of Toxicology, Second Ed*, 1414 pp. Washington, DC: CRC Press.

2. Confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods.

3. Petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries.

Supporting Statement: This Resolution is designed to harmonize the interests of sound science with the elimination of animal-based test methods where non-animal methodologies exist. It seeks to encourage the relevant regulatory agencies to join their peers in accepting validated *in vitro* and other non-animal test methods. It will not compromise consumer safety or violate applicable statutes and regulations.

Further, this Resolution commits the Company to end animal testing for five specific endpoints in favor of valid non-animal methods. These include the 3T3 Neutral Red Uptake Phototoxicity Test, human skin equivalent tests for corrosivity, and a human blood-based test for pyrogenicity, all of which have been successfully validated through the European Centre for the Validation of Alternative Methods.[5] Several non-animal methods have also been adopted as Test Guidelines by the OECD[6] (an alliance of 30 member countries including the US, EU, Japan, Canada and Australia). Regulatory agencies in OECD member countries are not at liberty to reject data from non-animal tests for skin corrosion, skin absorption and phototoxicity where such data have been generated in accordance with an OECD Test Guideline.

We urge shareholders to support this Resolution.

[5] ECVAM website: http://ecvam.jrc.it
[6] OECD test guidelines: http://www.oecd.org/document/22/0,2340,en_2649_34377_1916054_1_1_1_1,00.html

SUSAN L. HALL Attorney at Law
2818 Connecticut Avenue, N.W.
Washington, D.C. 20008
Tel: (202) 518-2505
Fax: (202) 518-8880

Member: NJ & DC Bars

November 16, 2004

Tina S. Van Dam
Secretary of the Company
The Dow Chemical Company
2030 Dow Center
Midland, Michigan 48674

Re: Shareholder Resolution for Inclusion in the 2005 Proxy Materials

Dear Ms. Van Dam:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy materials for the 2005 annual meeting. Also enclosed is a letter from the proponent of the resolution, Vivian Pyle, along with a letter certifying to Ms. Pyle's ownership of stock.

If you need any further information, please do not hesitate to contact me. If the Company will attempt to exclude any portion of the proposal under Rule 14a-8, please let me know within 14 days of your receipt of the resolution.

Please note that after November 22, 2004, I can be reached at the following address: 8506 Harvest Oak Drive, Vienna, VA 22182. I can also be reached on my cell phone at 202-641-0999.

Very truly yours,



Susan L. Hall

Enclosures
SLH/pc

Vivian K. Pyle
103 Sixpence Court
Williamsburg, VA 23185

Tina S. Van Dam
Secretary of the Company
The Dow Chemical Company
2030 Dow Center
Midland, Michigan 48674

November 8, 2004

Re: Shareholder Resolution for Inclusion in the 2005 Proxy Materials

Dear Ms. Van Dam:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2005 annual meeting. Also enclosed is a letter from my brokerage firm certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2005 annual meeting of shareholders.

Please communicate with my representative, Susan L. Hall, Esq. if you need any further information. If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise my representative within 14 days of your receipt of this proposal. Ms. Hall may be reached at 2818 Connecticut Avenue, N.W., Washington, D.C. 20008. The telephone number is (202) 518-2505.

Very truly yours,



Vivian Pyle
103 Sixpence Ct.
Williamsburg, VA 23185

Enclosures

cc: Susan L. Hall, Esq.


Fidelity
INVESTMENTS


FIDELITY
PRIVATE
ACCESS

November 12, 2004

Ms. Vivian Kurth Pyle
103 Sixpence Court
Williamburg, VA 23185-4923

Ms. Tina S Van Dam
Secretary of the Company
The Dow Chemical Company
2030 Dow Center
Midland, Michigan 48674

To Whom It May Concern:

I am writing in response to Ms. Pyle's inquiry into her Fidelity Investments account X67-018120. Please accept this letter as a confirmation.

Please include Ms. Pyle in the 2005 Proxy Materials distribution.

This firm is the record holder of 1,000 shares of Dow Chemical {DOW}, cusip 260543103, held on behalf of our client, Vivian Pyle. Our client acquired these shares on January 1, 2000 and has held these shares continuously for a period of one year prior to today's date, November 12, 2004. Our client intends to continue to hold these shares through the date of the 2005. Please be advised that this is a self directed brokerage account.

I hope this information is helpful.

Ms. Pyle, thank you for investing with Fidelity Private Access. If you need further assistance or have additional questions, please feel free to call your Private Access Team 86, at 800-544-5704, or myself at 800-544-9311, extension 6911.

Sincerely,

Frank Vecchione

Frank Vecchione
Private Access Representative
Our File: W020412-12NOV04

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GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

January 12, 2005

Direct Dial	Client No.
(202) 955-8671	22013-00029
Fax No.	
(202) 530-9569	

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *The Dow Chemical Company; Supplemental Letter Regarding Stockholder Proposal of Vivian Pyle*
Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8

Dear Ladies and Gentlemen:

On January 4, 2005, we submitted a letter on behalf of our client, The Dow Chemical Company (the "Company"), notifying the staff of the Division of Corporation Finance of the Company's intention to omit from its proxy statement and form of proxy for the Company's 2005 Annual Meeting of Stockholders a stockholder proposal (the "Proposal") submitted by Vivian Pyle.

It has come my attention that Exhibit B to my January 4, 2005 letter was inadvertently omitted from that paper copy of the filing. Please find attached hereto the ECVAM *Statement on the Validity of the Local Lymph Node Assay for Skin Sensitisation Testing* (March 21, 2000), which should be included in the January 4, 2005 letter as Exhibit B.

* * *

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this supplemental letter and its attachment. Also, in accordance with Rule 14a-8(j), a copy of this supplemental letter and its attachment are being mailed on this date to the Proponent. Please do not hesitate to call me at (202) 955-8671, or the Company's Corporate Secretary, Tina S. Van Dam, at (989) 636-2663, if we can be of any further assistance in this matter.

Sincerely,



Ronald O. Mueller

ROM/eai
Enclosure

cc: Tina S. Van Dam, The Dow Chemical Company
People for the Ethical Treatment of Animals

70306335_1.DOC



European Commission
Joint Research Centre
Institute for Health & Consumer Protection
ECVAM Unit
21020 Ispra (VA)
Italy

ECVAM European Centre for the Validation of Alternative Methods

STATEMENT ON THE VALIDITY OF THE LOCAL LYMPH NODE ASSAY FOR SKIN SENSITISATION TESTING

At its 14th meeting, held on 14-15 March 2000 at the European Centre for the Validation of Alternative Methods (ECVAM), Ispra, Italy, the ECVAM Scientific Advisory Committee (ESAC)[1] unanimously endorsed the following statement:

> Following a review of scientific reports and publications on the local lymph node assay (LLNA), it is concluded that the LLNA is a scientifically validated test which can be used to assess the skin sensitisation potential of chemicals. The LLNA should be the preferred method, as it uses fewer animals and causes less pain and distress than the conventional guinea-pig methods. In some instances, and for scientific reasons, the conventional methods can be used.

The ECVAM Scientific Advisory Committee (ESAC) reviewed the final report of the independent peer review evaluation coordinated by ICCVAM and NICEATM,[2] the report of the EMEA,[3] the pre-report of the SCCNFP,[4] and more-recent literature available since the original submission to ICCVAM.

Michael Balls Head of Unit ECVAM Institute for Health & Consumer Protection Joint Research Centre European Commission Ispra	Eva Hellsten Head of Unit E.2 Environment Directorate General European Commission Brussels

21 March 2000

1. The ESAC was established by the European Commission, and is composed of representatives of the EU Member States, industry, academia and animal welfare, together with representatives of the relevant Commission services. The following members of the ESAC were present at the meeting on 14-15 March 2000:

Dr B Blaauboer (ERGATT)
Dr P Botham (ECETOC)
Professor J Castell (Spain)
Dr D Clark (UK)
Dr B Garthoff (EFPIA)
Professor A Guillouzo (France)
Dr C Hendriksen (The Netherlands)
Professor C Regan (Ireland)
Professor V Rogiers (Belgium)
Dr B Rusche (EUROGROUP for Animal Welfare)
Dr O de Silva (COLIPA)
Professor H Spielmann (Germany)
Professor O Svendsen (Denmark)
Professor H Tritthart (Austria)
Dr M Viluksela (Finland)
Professor E Walum (Sweden)
Dr F Zucco (EUROGROUP for Animal Welfare)
Mr A Aguilar (DG RTD)
Mr M Balls (ECVAM - Chairman)
Mme F Drion (DG SANCO)
Ms S Louhimies (DG ENV)
Mr L Nørgaard (DG ENTR)
Mr J Riego Sintes (ECB)
Mr E Sabbioni (ECVAM)
Mr F Mc Sweeney (IHCP)
Mr A Worth (ECVAM)

2. NIH (1999). The murine local lymph node assay. The results of an independent peer review evaluation coordinated by the Interagency Coordinating Committee on the Validation of Alternative Methods (ICCVAM) and the National Toxicology Program Center for the Evaluation of Alternative Toxicological Methods (NICEATM). NIH Publication n.99-4494.

3. EMEA (2000). Report from the ad-hoc expert meeting on testing for immunohypersensitivity (11/01/2000). European Agency for the Evaluation of Medicinal Products.

4. SCC-NFP (2000). Draft opinion discussed at the 11th plenary meeting, 17 February 2000. (http://europa.eu.int/comm/dg24/health/sc/sccp/outcome_en.html).

5. Basketter, D.A., Lea, L.J., Cooper, K., Stocks, J., Dickens, A, Pate, I, Dearman, R.J. & Kimber, I. (1999). Threshold for classification as a skin sensitizer in the local lymph node assay: a statistical evaluation. *Food and Chemical Toxicology* **37** , 1-8.

6. Gerberick, G.F., Cruse, L.W. & Ryan, C.A. (1999). Local lymph node assay: differentiation allergic and irritant responses using flow cytometry. *Methods* **19**, 48-55.

7. Gerberick, G.F., Cruse, L.W., Miller, C.M. & Ridder, G.M. (1999). Selective modulation of B-cell activation markers CD86 and I-Aκ on murine draining lymph node cells following allergen or irritant treatment. *Toxicology & Applied Pharmacology* **159**, 142-151.

8. Lea, L.J., Warbrick, E.V., Dearman, R.J., Kimber, I. & Basketter, D.A. (1999). The impact of vehicle on assessment of relative skin sensitization potency of 1,4-dihydroquinone in the local lymph node assay. *American Journal of Contact Dermatitis* **10**, 213-218.

9. Warbrick, E.V. Dearman, R.J., Lea, L.J., Basketter, D.A. & Kimber, I. (1999). Local lymph node assay responses to paraphenylenediamine: intra- and interlaboratory evaluations. *Journal of Applied Toxicology* **19**, 255-260.



PeTA

PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457

PETA.org
info@peta.org


AN INTERNATIONAL
ORGANIZATION DEDICATED
TO PROTECTING
THE RIGHTS OF ALL ANIMALS

January 19, 2005

BY ELECTRONIC MAIL: cfletters@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
U.S Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of People for the Ethical Treatment of Animals ("PETA") et al. for Inclusion in the 2005 Proxy Statement of The Dow Chemical Company

Ladies and Gentlemen:

This letter is filed in response to a letter dated January 4, 2005, submitted to the SEC by The Dow Chemical Company ("Dow" or "the Company"). The Company seeks to exclude a shareholder proposal submitted by Vivian Pyle[1], a PETA member who filed the resolution with PETA's support. The alleged grounds for exclusion are: i) Rule 14a-8(i)(7) asserting that ordinary business operations are implicated; ii) Rule 14a-8(i)(3) alleging that the resolution is vague and indefinite; and iii) Rule 14a-8(l)(1) seeking to exclude the proponent's name from the proxy materials.[2]

For the reasons which follow, PETA requests that the SEC recommend enforcement action if the proposal is omitted from the Company's proxy materials for the 2005 annual meeting.

The proposal sponsored by PETA requests that the Board:

1. Commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity.

2. Confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods.

3. Petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods, those approved non-animal methods described above, along

---

[1] As noted in Ms. Pyle's November 8, 2004 letter to Dow, the Company was informed that the undersigned would be acting as her representative.

[2] The Staff has now ruled in favor of including the exact same resolution in the 2005 proxy materials of both General Electric and Johnson & Johnson Company. GE's no action letter was virtually identical to Dow's. Both companies' no action letters were submitted by the same counsel, Gibson, Dunn & Crutcher.

with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries.

I. Rule 14a-8(i)(7) – Ordinary Business Operation

Dow argues that the proposal deals with the conduct of its ordinary business operations, which are properly left to Company management. Dow further alleges that the proposal involves complex matters beyond the ken of ordinary shareholders.

The SEC Staff have already found that proposals "focusing on sufficiently significant social policy issues ... generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Exchange Act Release No. 34-40018 (May 21, 1998). Similarly, the Staff has refused to uphold the ordinary business operations exclusion when the proposal falls within a range of issues with "significant policy, economic or other implications." Exchange Act Release No. 34-12999 (Nov. 22, 1976).

The proposal under review involves both significant policy and economic considerations. The economic considerations stem from the fact that the five non-animal test methods detailed in the proposal are generally less costly than their animal-based counterparts. The *Handbook of Toxicology* (2nd Ed., CRC Press, 2002) documents that almost without exception, *in vitro* methods are less costly than their animal-based equivalents. (Relevant excerpts of the *Handbook* available upon request.)

A. Involvement in the Regulatory Process

The policy considerations are that reducing, refining, and replacing animal-based test methods is an essential component of good corporate stewardship. Related to those policy considerations is asking the Company to petition regulatory agencies to accept non-animal methods along with others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries. That aspect of the resolution is an announcement of public policy, not necessarily a product-specific lobbying initiative to the regulators to accept *in vitro* methods.

Moreover, the regulatory process by design affords companies like Dow an excellent opportunity to communicate with the regulatory agencies about acceptance of validated non-animal methods. This kind of direct and active liaison with regulators in the U.S. and abroad is needed to persuade these agencies to become more accepting of validated non-animal test methods such as those outlined in the Proposal (most of which have not been widely accepted by U.S. agencies).

The proposal is designed to commit the Company to keeping pace with the international community with respect to the acceptance and use of scientifically valid alternatives to animal testing. As documented in PETA's supporting statement, the five non-animal test methods identified in the proposal have been validated and/or accepted by regulatory authorities in other developed nations as replacements for their animal-based counterparts.

B. Dow's Concession That Only One Part of the Resolution Allegedly Falls Within the Ordinary Business Exception

Dow argues that the entire resolution must fail because one aspect of it purportedly falls within the business operations exception. As noted below at Point II and at footnote 2, the Staff has already concluded that substantially the same resolution seeking effectively the same actions does not satisfy the ordinary business operations exclusion. However, even if the SEC were to reverse its earlier concurrence with the proponents, that would not justify omitting the entire resolution when Dow admits that the first two portions do not meet the ordinary business operations exclusion. The three prongs of the resolution are mutually distinguishable and capable of standing alone. Accordingly, the Staff should not issue a no action ruling in support of Dow's petition, and at a minimum should allow the first two aspects of the resolution to appear in the 2005 proxy materials.

II. Rule 14a-8(i)(3) – Vague and Indefinite

Substantially the same resolution as the one under review, has passed SEC scrutiny and/or appeared in the proxy materials of five other companies: General Electric, Wyeth, Pfizer, Johnson & Johnson, and Monsanto.

Virtually the same resolution under review was judged by the Staff in 2004 not to be excludable under either the false and misleading or ordinary business operations exclusions. The 2004 resolutions were presented at Wyeth, Pfizer, and GE. Johnson & Johnson negotiated with the proponent for withdrawal of the resolution. However, prior to that withdrawal, the Staff refused to concur with either J&J or Wyeth that the resolution was excludable. The exact resolution as the one filed with Dow will be presented by PETA on behalf of the proponent at Monsanto's annual meeting on January 20, 2005.

Moreover, Dow's claim that the resolution implicates significant company actions, is itself false and misleading. The Company's statement that the proposal "would require the Company to cease to seek permission to market products in the United States and other countries that do not accept the non-animal testing methods advocated in the Proposal" is absurd. The resolution is all about animal welfare policies and sound science. It does nothing more than request that the Board consider using five clearly defined, identified, and validated non-animal testing methods if, when and where appropriate. The first two prongs of the resolution inform the third prong, namely petitioning relevant regulatory agencies to accept validated *in vitro* methods. If the first two prongs of the resolution compelled either significant company action or non-compliance with "government-mandated safety standards," there would be no need for the third prong of the proposal.

III. Rule 14a-8(l)(1) – Information Regarding Proponent

We agree that the Company is permitted to exclude a proponent's name, address, and number of shares held, from the Proxy Statement, which renders this point of no concern.

In summary, the Company's basis for seeking to omit the proposal from the 2005 proxy statement is insufficient to warrant such action. If the SEC deems any of Dow's grounds for omission to be meritorious, PETA should be permitted to negotiate language that will satisfy both the Company and the organization.[3]

For the foregoing reasons, we respectfully request that the SEC advise the Company that it will take enforcement action if Dow fails to include the Proposal in its 2004 Proxy Materials. Please feel free to contact me should you have any questions or require further information. I may be reached directly at SusanH@peta.org or 703.319.2196.

Very truly yours,



Susan L. Hall

SLH/pc

cc: Ronald O. Mueller, Esq. (by e-mail)

---

[3] The SEC should note that PETA responded affirmatively to Dow's invitation to discuss the proposal. However, the Company never followed through on its offer to negotiate and went directly to the SEC to obtain a no action letter.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 21, 2005

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Dow Chemical Company
Incoming letter dated January 4, 2005

The proposal requests that the board commit to using non-animal methods for certain assessments, commit to replacing animal-based tests and petition the relevant regulatory agencies to accept non-animal methods as replacements for animal based methods.

We are unable to concur in your view that Dow Chemical may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Dow Chemical may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Dow Chemical may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Dow Chemical may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

There appears to be some basis for your view that Dow Chemical may exclude the sentence that begins "This proposal . . ." and ends ". . .Pyle" under rule 14a-8(l). Accordingly, it is our view that Dow Chemical may omit this sentence from the proposal under rule 14a-8(l).

Sincerely,



Robyn Manos
Special Counsel